EXHIBIT 99.1

Northern Dynasty: Siri C. Genik Joins Board of Directors

February 21, 2023 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company” or “NDM”) advises that Siri C. Genik has joined the Board of Directors.

Siri has spent over 25 years in both the Natural Resources and Infrastructure industries and is a subject-matter expert in Sustainability and ESG, Stakeholder Engagement and Governance. A lawyer by profession, she is the Principal and Founder of BRIDGE©, providing strategic support to Board and Leadership. Prior to running her own business, Siri worked with BHP Canada as Head of Project Services, as well as with Glencore (Xstrata) in Australia, Malaysia and New Caledonia, and with other major companies in the industry.

“On behalf of the Board of Directors, I would like to welcome Siri to the team,” said Bob Dickinson, Chairman of Northern Dynasty. “Siri is a seasoned mining executive and her experience with large projects around the world, especially in the area of ESG, will be particularly helpful as we advance the Pebble Project.”

“I am truly honored to be invited to join the NDM board of directors, and to have the opportunity to provide guidance and expertise in developing a fully sustainable project, in cooperation and collaboration with all rightholders and stakeholders,” said Siri Genik, Director of Northern Dynasty.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements” under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies and such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.